July 2, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert F. Telewicz, Jr., Senior Staff Accountant
Mail Stop 4561

Re:	Franklin Street Properties Corp. Form 10-K for fiscal year ended December 31, 2012 Filed on February 19, 2013 File No. 001-32470

Dear Mr. Telewicz:

Franklin Street Properties Corp. (“we”, “our”, or the “Company”) has set forth below a response to the comment to the Company’s Form 10-K for the year ended December 31, 2012 provided by you to Mr. John G. Demeritt in a letter dated June 26, 2013 (the “Letter”). The response is keyed to the numbering of the comment in the Letter and to the headings used in the Letter.

Form 10-K for the fiscal year ended December 31, 2012

Item 2. Properties, page 15

1. We note that your Federal Way properties continue to be approximately 47% occupied. Please provide us with an update on leasing efforts related to these properties. In your response, tell us whether the company prepared an updated impairment analysis related to these properties and the results of that analysis. To the extent your discounted cash flow analysis indicated that the properties were not impaired, please provide us with a summary of the significant assumptions used to prepare the analysis.

Response

In response to your request for an update on our leasing efforts related to the Federal Way properties, we are providing the following leasing overview. We currently have a lease out for signature to a prospective tenant and if signed by the prospective tenant, our leasing activity through the first 6 months of 2013 will be consistent with the rental rates, rent abatement, lease term and leasing costs assumptions used in the undiscounted cash flow analysis described in the following paragraph and will bring the Federal Way properties to approximately 50% leased.

FSP Investments LLC ▪ FSP Property Management LLC

401 Edgewater Place ▪ Suite 200 ▪ Wakefield, MA 01880 ▪ Telephone: 781 246 4900 ▪ Fax: 781 246 2807

United States Securities and Exchange Commission
Attn: Robert F. Telewicz, Jr., Senior Staff Accountant
July 2, 2013

We currently also have another proposal out to a tenant prospect and, if successful with that proposal, believe we will meet or exceed the forecasted 2013 leasing activity used in our undiscounted cash flow analysis described below.

As described in the Company’s critical accounting policies, we considered both the current occupancy levels and our ability to lease the vacant space as impairment indicators. At December 31, 2012, we performed an impairment analysis. The sum of the expected future undiscounted cash flows, based upon management’s estimates of market conditions for vacancy periods, time to re-lease, market rents, rent abatements, tenant allowances, leasing costs and operating expenses exceeded the carrying value of the Federal Way properties in the impairment analysis. The undiscounted cash flow projections were over a ten year period and assumed that the properties’ occupancy will be stabilized from leasing activity with multiple tenants staggered over a four year period with average lease terms ranging from 5 to 7 years. We believe that it is important to note that the Federal Way properties are unencumbered and the Company has the ability to hold the properties over their remaining economic useful life which exceeds the ten-year hold period used in the impairment analysis. Based on our impairment analysis, we determined that an impairment charge was not warranted at December 31, 2012. We updated this impairment analysis as of March 31, 2013 and came to the same conclusion.

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (781) 557-1341 with any questions or comments concerning this response.

Very truly yours,

/s/ John G. Demeritt

John G. Demeritt

Chief Financial Officer

cc:	Scott H. Carter, Esq., General Counsel, Franklin Street Properties Corp.

Kenneth A. Hoxsie, Esq., WilmerHale

Mr. Robert Hatch, Ernst & Young LLP